

October 31, 2024

Dato' Seow Gim Shen
Chief Executive Officer
BSKE Ltd.
10 East 53rd St., Suite 3001
New York, NY

> **Re: BSKE Ltd.**
> **Draft Registration Statement on Form F-4**
> **Submitted October 2, 2024**
> **CIK No. 0002034400**

Dear Dato' Seow Gim Shen:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Questions and Answers for Stockholders of TTNP, page 8

1. Please add a question and answer that addresses TTNP's reasons for engaging in the business combination.

Quorum and Required Vote for TTNP Stockholder Proposals, page 31

2. In light of Mr. Seow's ownership of 47.41% of the outstanding shares of TTNP please quantify the percentage of the vote of the public shareholders required to approve the business combination.

Risk Factors
Dependence on a limited customer base., page 45

3.   Please revise to disclose the material terms of the agreements with the two customers that accounted for 24% of the Company Group's total revenue for the year ended December 31, 2023 including the term and any termination provisions.

Risks Relating to PubCo's Operating as a Public Company, page 72

4.   We note your disclosure that PubCo will be deemed to be an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and it intends to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies. In this regard, please revise to more clearly state that the PubCo has elected not to opt out of the extended transition period for complying with new or revised accounting standards, and such financial statements may not be comparable to other public companies.

Unaudited pro forma combined financial information
Noted to unaudited pro forma combined financial information, page 84

5.   We note that Titan Pharmaceuticals, Inc. ("TTNP ") has a fiscal year end of December 31 and KE Sdn. Bhd. has a fiscal year end of July 31. In this regard, please address the following comments related to your pro forma presentations:
   - Please clarify whether the combined company, BSKE Ltd. will adopt July 31as its fiscal year-end.
   - Please revise Note 4(A) to derived from the **unaudited** consolidated statement of operations and comprehensive loss of TTNP for the twelve months ended September 30, 2023.
   - Please revise Note 4(B) to derived from the **audited** consolidated statement of operations and comprehensive loss of KE Sdn for the year ended July 31, 2023.

6.   Please add an accounting policies footnote to disclose whether management will perform a comprehensive review of the two entities' accounting policies upon consummation of the Merger, and whether management identified any differences that would have a material impact on the unaudited pro forma condensed combined financial information based on its initial analysis.

7.   Please revise your disclosure to clearly describe how you computed the amounts presented in the TTNP's pro forma statement of operations for the nine months ended June 30, 2024 and the twelve months ending September 30, 2023. That is, clearly describe the periods used and combined in creating each of the pro forma statement of operation for TTNP for each period presented. Refer Rule 11-02(c)(3) of Regulation S-X.

The Business Combination Proposal
TTNP Board's Reasons for Approval of the Business Combination, page 100

8.   Please revise to include a brief discussion of the negative factors considered by TTNP's board of directors.

Industry Overview, page 127

9.   Please describe how artificial intelligence is used in the Company's HCM software solutions. Please indicate the products incorporating AI in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

Industry Overview
Global HCM Software Market, page 127

10.   Please disclose the source of your statements about the growth of the global HCM solutions market and your statements about the market size of Malaysia, Philippines and Indonesia on page 128.

TTNP Management's Discussion and Analysis of Financial Condition and Results of Operations,
Liquidity and Capital Resources, page 149

11.   Please expand your liquidity and capital resources disclosures for both the Company and TTPN to address each entity's ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term and separately in the long-term. Refer to Item 5.B. of Form 20-F.

Non-GAAP Financial Measures, page 154

12.   Please confirm that the foreign exchange adjustment to your non-GAAP measure is the amount of the foreign currency translation adjustment, net of tax, that is recognized as an Other Comprehensive Income item. If so, explain why you believe that it is appropriate to make an adjustment for the translation adjustment to a non-GAAP performance measure. We refer you to Question 100.04 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures

TTNP Security Ownership of Certain Beneficial Owners and Management, page 174

13.   Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2. of Form 20-F.

Certain Relationships and Related Party Transactions, page 176

14.   Please identify the name of the director and the law firm to which legal fees were paid for the years ended December 31, 2023 and 2022. Refer to Item 7.B. of Form 20-F

Index to Financial Statements, page F-1

15.   Please include audited historical financial statements for BKSE, Ltd (the registrant) in accordance with Rule 3-01(a) of Regulation S-X in your next filing or tell us why you believe such financial statements are not required. We note that BKSE, Ltd does not appear to be a business combination shell company since TTNP appears to be a shell company. Refer to Rule 12b-2 of the Exchange Act and Regulation C, Rule 405. That is, TTNP appears to be a shell company since the business combination will be accounted for as a reverse recapitalization. In addition, see footnote 31 to SEC Release Nos. 33-8587 and 34-52038.

KE SDN. BHD.
Summary of significant accounting policies
(d) Foreign currency translation and transaction, page F-46

16.   Please revise to disclose in the financial statement footnotes the aggregate transaction gain or loss included in determining net income. Refer to ASC 830-20-45-1 and 50-1.

(j) Leases, page F-48

17.   You disclose that the Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group's incremental borrowing rate. Please revise in future disclosures to clarify whether the rates implicit in your leases are readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to "Rate Implicit in the Lease" defined in ASC 842-20-20.

        Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jeff Kauten at 202-551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology